Filed pursuant to Rule 497(a)
File No. 333-257157
Rule 482 ad

Coming soon: The Fundrise Innovation Fund

We're building a portfolio of the next generation of great technology companies.

Editor's note: The following letter was distributed by Fundrise Advisors to its clients on June 29, 2022, to inform them of the upcoming launch of the Fundrise Growth Tech Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundrise.com/reits/26/view. The prospectus should be read carefully before investing in the Fund.



Since founding Fundrise in 2012, we have relentlessly pursued a singular mission: to build a better financial system by empowering the individual investor. We are excited to announce that we will soon be taking yet another major step on that journey, making our first major expansion outside of private real estate. In a few weeks, we will **launch the Fundrise Innovation Fund — a first-of-its kind, $1B growth equity fund** aimed at democratizing access to the best private technology companies in the world.

We are immensely proud of what we've built to date, but our focus remains on unlocking new opportunities for our investors. The proprietary system and technology infrastructure Fundrise has built to tap into private real estate is now capable of **disrupting ownership of other private assets** previously inaccessible to individual investors. Fundrise has the potential to open up and transform the entire $10 trillion private market.

The Innovation Fund intends to invest in a diversified portfolio of high-growth private technology companies, taking a "multi-stage" approach across both mid and late stages, as well as holding some public equities.

High growth technology companies have historically been one of the best-performing investments[1], yet individuals have been effectively barred from investing in these companies before they go public. With the VC market in freefall, now is the time to invest into the technology industry and disrupt the status quo.

We couldn't think of a better-suited group than you, our iPO investors, to get the first opportunity to invest in the Innovation Fund. We'll be in touch over the coming weeks with more information about the fund itself, how to invest, and what to expect as the fund ramps up.

As always, we thank you for your continued support of Fundrise. If you have any questions please don't hesitate to reach out to our Investor Relations team at investments@fundrise.com.

Onward,
Ben & the entire Fundrise team

View the Innovation Fund

[1] Source: Public to Private Equity in the United States: A Long-term Look, Morgan Stanley